Eric C. Jensen
T: +1 650 843 5049
ejensen@cooley.com
July 15, 2021
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
Washington, D.C. 20549

Re:	Dutch Bros Inc.
Draft Registration Statement on Form S-1
Submitted June 11, 2021
CIK No. 0001866581
Attn: Taylor Beech
Erin Jaskot
Ta Tanisha Meadows
Joel Parker
Dear Ms. Beech:
On behalf of Dutch Bros Inc. (“Dutch Bros” or the “Company”), the following information is in response to a letter, dated July 9, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on June 11, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Draft Registration Statement (“Amended Draft Registration Statement”).
The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience we have incorporated your comments into this response letter.
Page references in the text of this response letter correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.
Draft Registration Statement on Form S-1 Submitted June 11, 2021
About this Prospectus
Certain Definitions, page 1
1.Please clarify whether the definition of “Continuing Members” refers to any individuals or entities other than the Co-Founder, the Sponsor, and their respective affiliates.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 1 in the Amended Draft Registration Statement.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

Eric C. Jensen
T: +1 650 843 5049
ejensen@cooley.com

Prospectus Summary, page 4
2.Please disclose the measure by which Dutch Bros is one of the fastest-growing multi-unit beverage brands (ex: net sales, number of stores, etc.) and how you define “multi-unit beverage brands.”
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 4, 94 and 114 in the Amended Draft Registration Statement.
Our Sponsor, page 18
3.Please disaggregate and disclose the percent of the voting power held by the Sponsor upon completion of the offering. Please include comparable disclosure on the cover of your prospectus.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover and page 19 in the Amended Draft Registration Statement and it will disclose the exact percent of voting power held by the Sponsor upon completion of this offering in a subsequent amendment to the Amended Draft Registration Statement.
Risk Factors
Our amended and restated certificate of incorporation that will be in effect at the closing of this offering..., page 66
4.Please revise this risk factor to include a discussion of the material risks related to your exclusive forum provision, including, but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. In addition, please disclose that there is uncertainty as to weather a court would enforce such provision as it applies to claims under the Securities Act. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 69 in the Amended Draft Registration Statement.
Organizational Structure
Organizational Structure Following this Offering and the Reorganization Transactions, page 72
5.Please revise the organizational chart to reflect the percent of the voting power and the economic interest held by each of the parties in both Dutch Bros Inc. and Dutch Bros OpCo. Please also ensure that the image is large enough so all text is legible.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the organizational chart to reflect the percent of voting power and economic interest held by each of the parties in both Dutch Bros Inc. and Dutch Bros OpCo and ensure that the image is large enough so all text is legible in a subsequent amendment to the Amended Draft Registration Statement.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

Eric C. Jensen
T: +1 650 843 5049
ejensen@cooley.com

Dividend Policy, page 79
6.You disclose that “the other holders of Class A common units” will also be entitled to receive the respective equivalent pro rata distributions if Dutch Bros OpCo makes a distribution to Dutch Bros Inc. Here and in the offering summary, please clarify that these other holders are the Co-Founder and the Sponsor. In addition, please disclose the $200 million cash distribution that Dutch Bros OpCo made to Pre-IPO OpCo Unitholders in May 2021.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 24 and 82 in the Amended Draft Registration Statement to clarify that the other holders of Class A common units are the Co-Founder and the Sponsor and to disclose the $200 million cash distribution that Dutch Bros OpCo made to Pre-IPO OpCo Unitholders in May 2021. The Company respectfully directs the Staff to page 162 of the Amended Draft Registration Statement which discloses this $200 million cash distribution.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Company-operated Shop Segment Performance, page 102
7.In your comparative analysis of Beverage, Food and Packaging Costs and Occupancy and Other Costs you cite multiple reasons that contributed to the year over year changes. Please quantify the change for each of the items noted. Refer to Item 303(b) of Regulation S-K.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 106 in the Amended Draft Registration Statement.
Selling, General and Administrative, page 104
8.We note your disclosure on page 113 that net income decreased from $21.2 million in 2018 to $5.7 million in 2020, primarily as a result of non-cash equity-related expenses you began recording in 2019. Please disclose here whether you anticipate similar or increased equity-based compensation charges in the future periods, given the Profits Interest Units with performance-based vesting will vest upon the completion of the offering and that there was $71 million in unrecognized compensation expense related to unvested time- vesting Profits Interest Units as of December 31, 2020.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 6, 7 and 116 in the Amended Draft Registration Statement.
Operations
Sourcing and Supply Chain, page 132
9.We note your disclosure on page 37 that you rely on one supplier, Portland Bottling Co., to manufacture and bottle your Blue Rebel energy drinks, which appears to account for the largest portion of your product mix. Please tell us whether you have any agreements with this supplier, and if so, please include a description of the material terms of such agreements in this section and file the agreements as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

Eric C. Jensen
T: +1 650 843 5049
ejensen@cooley.com

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not currently have any agreements with this supplier. If and when the Company enters into an agreement with this supplier, the Company will describe the material terms of such agreement in the Company’s filings with the Commission and will file the agreement as a material agreement under Item 601(b)(10) of Regulation S-K.
Composition of Our Board of Directors, page 139
10.Please disclose the terms of the Stockholders Agreement that grant the Sponsor the right to nominate certain individuals to your board of directors. Please include comparable disclosure in your offering summary as well.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 23 and 142 in the Amended Draft Registration Statement.
Description of Capital Stock, page 162
11.Please include a discussion of the redemption and exchange features of the Class B and Class C common stock in this section, as such features appear to function like a conversion of Class B and Class C common stock into Class A common stock. Please also revise your risk factors, in an appropriate place, to discuss the economic dilution to Class A common stockholders that would occur upon the redemption or exchange of Class B and Class C common stock for Class A common stock.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 57, 168 and 169 in the Amended Draft Registration Statement.
Consolidated Financial Statements of Dutch Mafia, LLC
(14) Segment Information, page F-25
12.You define segment EBITDA as GAAP earnings before interest, taxes, depreciation and amortization. Please tell us why you are excluding selling, general and administrative expenses from this measure.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-25 in the Amended Draft Registration Statement.
Exhibits
13.Please revise your exhibit index to include the Registration Rights Agreement, the Stockholders Agreement, the Tax Receivable Agreements, the Dutch Bros OpCo Third Amended and Restated Limited Liability Company Agreement, the 2021 Equity Incentive Plan, and the 2021 Employee Stock Purchase Plan. In addition, we note that you commissioned a publication by Quantitative Analysis and cite that publication in your filing. Please file a consent from Quantitative Analysis as an exhibit to the registration statement in accordance with Rule 436, or tell us why you do not believe you are required to do so.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the exhibit index on page II-2 in the Amended Draft Registration Statement to include the Registration Rights Agreement, the Stockholders Agreement, the Tax Receivable Agreements, the Dutch
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

Eric C. Jensen
T: +1 650 843 5049
ejensen@cooley.com

Bros OpCo Third Amended and Restated Limited Liability Company Agreement, the 2021 Equity Incentive Plan, the 2021 Employee Stock Purchase Plan, and the consent from Quantitative Analysis.
* * *
Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s comments. The Company will separately provide the requested representations.
Sincerely
Eric C. Jensen

cc:	Joth Ricci, Chief Executive Officer, Dutch Bros Inc.
Alan Hambelton, Cooley LLP
Marc D. Jaffe, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com